Exhibit 21.1

Subsidiaries of Great Elm Capital Corp

NameJurisdiction

FC Shale, Inc.Delaware

TransAmerican Asset Servicing, Inc.Delaware

        In addition, we may be deemed to control certain portfolio companies identified as "Affiliated" companies that we "Control" as noted in footnote 12 to the Consolidated Financial Statements as of December 31, 2016 included in Great Elm Capital Corp’s Form 10-K for the year ended December 31, 2016.